UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Index

1. Summary of 2011 First Half Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2011

Summary of 2011 First Half Business Report

On August 29, 2011, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first half of 2011 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purposes

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as credit card business, financial investment business, insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 27, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

1.3.	Overview of the Business Group

(As of June 30, 2011)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card	KB Financial Group	Not listed
	KB Investment & Securities	KB Financial Group	Not listed
	KB Life Insurance	KB Financial Group	Not listed
	KB Asset Management	KB Financial Group	Not listed
	KB Real Estate Trust	KB Financial Group	Not listed
	KB Investment	KB Financial Group	Not listed
	KB Credit Information	KB Financial Group	Not listed
	KB Data Systems	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
	Kookmin Bank International	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed

	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed
	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	Burrill-KB Life Sciences Fund	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed

Notes:

(1)	KLB Securities, a subsidiary of Kookmin Bank, is in liquidation.
(2)	On March 2, 2011, KB Kookmin Card Co., Ltd., previously a business division of Kookmin Bank, was newly established and added as a first-tier subsidiary of KB Financial Group.
(3)	On March 14, 2011, KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. Accordingly, KB Futures Co., Ltd. is no longer a first-tier subsidiary of KB Financial Group.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of June 30, 2011)					(Unit: Won, shares)

Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of June 30, 2011)		(Unit: shares)

	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	386,351,693	386,351,693

*	The number of shares outstanding as of June 30, 2011 includes 34,966,962 shares of common stock for which voting rights are restricted.

1.4.2.	Voting Rights

(As of June 30, 2011)

Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	Preferred shares	—	—
Shares without voting rights	Common shares	—	—
	Preferred shares	—	—
Shares for which voting rights are restricted under relevant laws and regulations *	Common Shares	34,966,962	Article 48-7 of the Financial Holding Company Act
Shares with restored voting rights	—	—	—

Total shares for which voting rights may be exercised *	Common shares	351,384,731	—
	Preferred shares	—	—

*	Following the sale on July 8, 2011 of the shares for which voting rights are restricted under relevant laws and regulations, the number of shares for which voting rights may be exercised is 386,351,693 as of the date of this report.

1.5.	Dividend

Items		January 1, 2010 to December 31, 2010	January 1, 2009 to December 31, 2009	September 29, 2008 to December 31, 2008
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		88,320	539,818	611,927
Earnings per share (Won)		257	1,659	2,078
Total cash dividends (Won in Millions)		41,163	78,897	—
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		46.6	14.6	—
Cash dividend yield (%)	Common Shares	0.2	0.4	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	120	230	—
	Preferred Shares	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	The total number of common shares that were eligible for payment of dividends for the years ended December 31, 2010 and December 31, 2009 was 343,028,989 shares (which excludes 43,322,704 shares that were held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, as of such periods).

2.	Business

2.1.	Results of Operations

(Unit: in millions of Won)
	For the six months ended June 30, 2011	For the six months ended June 30, 2010
Net interest income	3,416,907	3,025,282
Interest income	6,686,863	6,542,958
Interest expense	(3,269,956)	(3,517,676)
Net fee and commission income	997,294	865,430
Fee and commission income	1,454,651	1,193,242
Fee and commission expense	(457,357)	(327,812)
Net gains (losses) on financial assets/liabilities at fair value through profit and loss	605,029	106,505
Other operating income (expenses)	(264,830)	(229,063)
Net operating income (loss) before provision for credit losses	4,754,400	3,768,154
Provision for credit losses	(718,063)	(1,615,447)
Net operating income	4,036,337	2,152,707
Employee compensation and benefits	(895,585)	(887,778)
Depreciation and amortization expense	(153,005)	(155,270)
Other general and administrative expenses	(831,744)	(776,714)
Operating profit (loss)	2,156,003	332,945

*	Consolidated basis

2.2.	Source and Use of Funds

2.2.1.	Source of Funds

		(Unit: in millions of Won, %)
		As of June 30, 2011			As of December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Deposits	169,985,773	2.70	63.54	156,201,468	2.72	59.93
	Certificate of deposit	1,966,071	3.76	0.74	11,044,417	4.00	4.24
	Borrowings	4,345,167	2.82	1.62	3,775,933	2.86	1.45
	Call money	2,047,612	2.83	0.77	836,862	2.20	0.32
	Debentures	27,922,966	4.90	10.44	30,865,318	5.42	11.84
	Other	3,559,215	2.79	1.33	3,790,818	2.63	1.45

Subtotal		209,826,804	3.01	78.44	206,514,816	3.19	79.23

Foreign currency	Deposits	3,111,098	0.57	1.16	3,587,564	0.69	1.38
	Borrowings	6,704,717	0.99	2.51	6,021,855	1.05	2.30
	Call money	1,059,883	0.79	0.40	1,046,087	0.68	0.40
	Debentures	3,782,283	4.94	1.41	4,561,180	4.16	1.75
	Other	99,966	0.00	0.04	125,392	0.00	0.05

Subtotal		14,757,947	1.89	5.52	15,342,078	1.86	5.88

Other	Total shareholders’ equity	25,002,118	—	9.35	20,371,597	—	7.82
	Allowances	1,206,066	—	0.45	1,032,315	—	0.40
	Other	16,695,791	—	6.24	17,393,480	—	6.67

Subtotal		42,903,975	—	16.04	38,797,392	—	14.89

Total		267,488,726	—	100.00	260,654,286	—	100.00

*	Consolidated basis

2.2.2.	Use of Funds

		(Unit: in millions of Won, %)
		As of June 30, 2011			As of December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	1,393,906	2.84	0.52	1,244,458	2.54	0.48
	Securities	41,847,369	4.08	15.64	40,058,527	4.46	15.37
	Loans	176,526,547	5.77	65.99	173,370,821	5.55	66.51
	Call loan	1,103,947	3.03	0.41	1,486,637	2.21	0.57
	Private placement corporate bonds	1,731,642	5.87	0.65	2,701,689	5.47	1.04
	Credit cards	16,441,559	8.01	6.15	11,922,426	10.85	4.57
	Other	1,943,180	3.08	0.73	2,574,651	2.43	0.99
	Allowance for credit losses ( - )	(3,888,618)	—	(1.45)	(3,839,860)	—	(1.47)

Subtotal		237,099,532	5.67	88.64	229,519,349	5.66	88.06

Foreign currency	Due from banks	714,232	2.03	0.27	571,545	1.12	0.22
	Securities	1,724,136	2.85	0.64	2,087,107	2.82	0.80
	Loans	8,739,007	2.27	3.27	8,477,923	2.60	3.25
	Call loan	941,892	0.68	0.35	840,333	0.52	0.32
	Bills bought	2,304,786	2.11	0.86	2,183,308	2.63	0.84
	Allowance for credit losses ( - )	(212,459)	—	(0.08)	(239,913)	—	(0.09)
	Other	1,805	18.76	0.00	1,179	22.41	0.00

Subtotal		14,213,399	2.23	5.31	13,921,482	2.50	5.34

Other	Cash	1,482,860	—	0.55	1,337,416	—	0.51
	Fixed assets held for business	3,257,057	—	1.22	3,265,184	—	1.25
	Other	11,435,878	—	4.28	12,610,855	—	4.84

Subtotal		16,175,795	—	6.05	17,213,455	—	6.60

Total		267,488,726	—	100.00	260,654,286	—	100.00

*	Consolidated basis

2.3.	Other Information for Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)		(Unit: in millions of Won, %)

	As of June 30, 2011(1)(2)	As of December 31, 2010(3)	As of December 31, 2009(3)
Total Capital (A)	24,185,834	23,948,343	24,360,262
Risk-weighted assets (B)	185,911,976	183,077,983	182,664,075
BIS ratio (A/B)(4)	13.01	13.08	13.34

(1)	Estimate
(2)	Based on Korean IFRS
(3)	Based on generally accepted accounting principles in Korea (“Korean GAAP”)
(4)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

Kookmin Bank (calculated in accordance with Basel II)		(Unit: in billions of Won, %)

	As of June 30, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	19,111	20,801	21,708
Risk-weighted assets (B)	143,388	154,806	154,593
BIS ratio (A/B)	13.33	13.44	14.04

(1)	Based on Korean IFRS (consolidated basis)
(2)	Based on Korean GAAP (consolidated basis)

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation

07/07/2011 06/30/2011 05/16/2011	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Ratings (AAA ~ D)	Stable Stable Stable

3.	Financial Information

3.1.	Separate Condensed Financial Information

(Unit: in millions of Won)
	As of June 30, 2011	As of December 31, 2010
Cash and due from financial institutions	441,997	759,998
Loans	160,000	160,000
Investments in subsidiaries	17,673,322	17,673,322
Property and equipment	896	1,109
Intangible assets	1,834	2,133
Current income tax assets	—	125,423
Deferred income tax assets	1,206	898
Other assets	476,991	57,029

Total Assets	18,756,246	18,779,912

Debentures	549,722	799,353
Current income tax liabilities	422,374	—
Other liabilities	35,771	159,438

Total Liabilities	1,007,867	958,791

Capital stock	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809
Retained earnings	2,302,812	2,375,554

Total Equity	17,748,379	17,821,121

	For the six months ended June 30, 2011	For the six months ended June 30, 2010
Operating revenue	14,601	114,378
Operating profit (loss)	(31,541)	72,506
Profit (loss) before tax	(31,887)	72,941
Profit (loss) for the period	(31,579)	72,979

3.2.	Consolidated Condensed Financial Information

(Unit: in millions of Won)
	As of June 30, 2011	As of December 31, 2010
Cash and due from financial institutions	8,942,424	6,844,663
Financial assets at fair value through profit and loss	4,814,072	3,998,478
Derivative financial assets	2,370,928	2,595,121
Loans	206,442,925	197,621,004
Financial investments	34,917,578	36,189,650
Investments accounted for using the equity method	797,619	723,411
Property and equipment	3,138,314	3,150,260
Investment property	74,958	52,921
Intangible assets	382,557	417,996
Deferred income tax assets	20,247	4,045
Assets held for sale	12,887	9,353
Other assets	9,869,394	7,148,030

Total Assets	271,783,903	258,754,932

Financial liabilities at fair value through profit and loss	1,722,489	1,279,869
Deposits	185,038,835	179,877,061
Debts	14,281,942	11,744,389
Derivative financial liabilities	1,962,381	2,236,359
Debentures	28,498,344	29,107,316
Provisions	850,524	1,020,070
Other liabilities	17,543,720	13,510,722
Current income tax liabilities	427,628	29,641
Deferred income tax liabilities	266,640	283,575

Total Liabilities	250,592,503	239,089,002

Equity attributable to equity holders of the Parent Entity	20,414,452	18,496,687
Capital stock	1,931,758	1,931,758
Capital surplus	15,990,997	15,990,278
Accumulated other comprehensive income	336,189	430,572
Retained earnings	4,154,610	2,620,888
Treasury shares	(1,999,102)	(2,476,809)
Non-controlling interests	776,948	1,169,243

Total Equity	21,191,400	19,665,930

Total Liabilities and Equity	271,783,903	258,754,932

	For the six months ended June 30, 2011	For the six months ended June 30, 2010
Operating revenue	12,931,173	14,046,723
Operating profit	2,156,003	332,945
Profit (loss) before tax	2,102,112	392,020
Profit (loss) for the period	1,610,338	435,099
Profit (loss) attributable to equity holders of the parent entity	1,574,885	397,009
Number of consolidated companies	64	56

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

(Unit: in billions of Won, %)
Category	First Half 2011(1)(2)	2010(1)(3)	2009(1)(3)
Current assets in Won (a)	243.8	763.7	854.9
Current liabilities in Won (b)	2.4	1.5	0.5
Current ratio (a/b)	10,189.92%	50,241.38%	178,473.28%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act in March 2009).
(2)	Based on Korean IFRS (separate basis)
(3)	Based on Korean GAAP (non-consolidated basis)

3.3.2.	Selected ratios

(Unit: %)
Category	First Half 2011(1)	2010(2)	2009(2)
Net income as a percentage of average total assets	1.20%	0.03%	0.20%
Net income as a percentage of average stockholders’ equity	16.22	0.49	3.25

(1)	Based on Korean IFRS
(2)	Based on Korean GAAP

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of June 30, 2011)

Company	Credit extended *
(Unit: in billions of Won)
Hyundai Heavy Industries	928
Hyundai Steel	909
Daewoo Shipbuilding & Marine Engineering	797
KT Corporation	622
LG Electronics	613
Shinhan Financial Group	597
Samsung Heavy Industries	567
Samsung Electronics	515
Shinhan Card	505
LG Display	497
GS Caltex	485
Hyundai Capital	472
Kia Motors	454
Hyundai Motor Company	435
Hyundai Development	324
Hanjin Heavy Industries & Construction	318
Incheon Bridge	303
Samsung Card	294
LS Nikko Copper Inc	288
Hyundai MOBIS	282
Total	10,205

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of June 30, 2011)

Group	Credit extended *
(Unit: in billions of Won)
Hyundai Motor	3,412
Samsung	2,714
LG	2,324
Hyundai Heavy Industries	1,467
SK	1,405
Hanwha	892
KT Corporation	801
Lotte	786
Daewoo Shipbuilding & Marine Engineering	746
GS	714
Total	15,261

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of June 30, 2011)

Industry	Aggregate Loan Balance	Percentage of Total Loan Balance
	(Unit: in billions of Won, %)
Manufacturing	34,622	35.78%
Construction	6,999	7.24
Real estate	15,093	15.61
Retail and wholesale	16,201	16.75
Hotel, leisure or transportation	5,681	5.88
Finance and insurance	2,096	2.17
Other	16,020	16.57
Total	96,712	100.00%

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

	(As of June 30, 2011)

	Industry	Total Credit	Allowance For Loan Losses
	(Unit: in billions of Won)
Borrower A	Construction	140	83
Borrower B	Manufacturing	136	76
Borrower C	Manufacturing	92	82
Borrower D	Construction	91	81
Borrower E	Manufacturing	82	38
Borrower F	Construction	80	60
Borrower G	Real estate and leasing	72	72
Borrower H	Construction	72	54
Borrower I	Construction	66	18
Borrower J	Construction	65	60
Borrower K	Finance and insurance	62	30
Borrower L	Construction	57	16
Borrower M	Entertainment services	50	31
Borrower N	Construction	49	6
Borrower O	Construction	49	49
Borrower P	Construction	43	42
Borrower Q	Real estate and leasing	40	8
Borrower R	Construction	38	39
Borrower S	Finance and insurance	35	1
Borrower T	Manufacturing	30	3
Total		1,349	849

3.4.	Other Financial Information

See Exhibit 99.1 KB Financial Group Review Report by our independent auditors for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with Korean IFRS. The Review Report will also be available on our website, www.kbfng.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to June 30, 2011	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal accounting management system	1,150 (annualized basis)	3,463
January 1 to December 31, 2010	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review & audit, and review of internal accounting management system	263	5,415
January 1 to December 31, 2009	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review & audit, and review of internal accounting management system	250	5,251

(1)	Excluding value-added taxes

4.2.	Non-Audit Services

(Unit: millions of Won)
Period	Contract date	Activity	Service period	Compensation(1)

January 1 to June 30, 2011	—	—	—	—

January 1, to December 31, 2010	December 30, 2010	US GAAP and SOX Audit	December 30, 2010 to June 30, 2011	2,700
	April 30, 2010	K-IFRS Audit	April 30, 2010 to March 31, 2011	380

January 1 to December 31, 2009	November 12, 2009	US GAAP and SOX Audit	November 12, 2009 to June 30, 2010	2,700
	July 21, 2009	Issuance of comfort letter	July 21, 2009 to September 1, 2009	210

(1)	Excluding value-added taxes

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of June 30, 2011, the board of directors consisted of two executive directors, two non-standing directors and eight non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-Standing Directors and 6.3. Non-Executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

(Unit: in millions of Won)
	Total number of persons	Total amount approved at Shareholders’ Meeting (1)	Notes
Registered Directors (including non-executive directors and audit committee members)	12	5,000	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

(Unit: in millions of Won)
	Total number of persons	Total payment (1) (3) (4)	Average payment per person (2)	Total amount of fair value of stock options	Notes

Registered Directors (including two non-standing directors)	4	770	193	—	—

Non-executive Directors (excluding audit committee members)	3	121	40	—	—

Audit committee members or internal auditor	5	181	36	—	—

Total	12	1,072	89	—	—

(1)	Represents total amount paid for the six months ended June 30, 2011.
(2)	Represents (i) the total amount paid for the six months ended June 30, 2011, divided by (ii) the total number of applicable persons.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)	In addition to the total payments as presented in the above table, we recorded Won 2,012 million in our income statement for the six months ended June 30, 2011 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees. For details regarding the fair value calculation method used, see the notes to the financial statements attached hereto.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group and its ownership of such companies as of June 30, 2011 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card (100.00%)

•	KB Investment & Securities (100.00%)

•	KB Life Insurance (51.00%)

•	KB Asset Management (100.00%)

•	KB Real Estate Trust (100.00%)

•	KB Investment (100.00%)

•	KB Credit Information (100.00%)

•	KB Data Systems (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of June 30, 2011, we had two executive directors. The name and position of our executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of June 30, 2011 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Yoon-Dae Euh	May 1945	Chairman & Chief Executive Officer	18,210
Young Rok Lim	March 1955	President	3,048

6.2.	Non-Standing Directors

As of June 30, 2011, we had two non-standing directors. The name and position of our non-standing directors and the number of shares of KB Financial Group’s common stock they respectively owned as of June 30, 2011 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Byong Deok Min	May 1954	Non-Standing Director	1,475
Vaughn Richtor	October 1955	Non-Standing Director	—

6.3.	Non-Executive Directors

Our non-executive directors, and the number of shares of KB Financial Group’s common stock they respectively owned as of June 30, 2011 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	January 1939	Non-Executive Director	—
Jae Wook Bae	March 1945	Non-Executive Director	—
Young Jin Kim	December 1949	Non-Executive Director	—
Jong Cheon Lee	February 1951	Non-Executive Director	—
Sang Moon Hahm	February 1954	Non-Executive Director	2,867
Seung Hee Koh	June 1955	Non-Executive Director	—
Young Nam Lee	September 1957	Non-Executive Director	—
Jae Mok Cho	January 1961	Non-Executive Director	—

6.4.	Senior Management

In addition to our executive directors who are also our executive officers, we had the following eight executive officers as of June 30, 2011.

Name	Date of Birth	Position	Common Shares Owned
Dong Chang Park	February 1952	Deputy President & Chief Strategy Officer	200
Jong Kyoo Yoon	October 1955	Deputy President & Chief Financial Officer	3,910
Wang-Ky Kim	March 1955	Deputy President & Chief Public Relations Officer	1,000
Seok Heung Ryu	January 1957	Deputy President & Chief Information Officer	127
Minho Lee	April 1965	Deputy President & Chief Compliance Officer	—
Wonkeun Yang	September 1956	Senior Managing Director (KB Research)	—
Yong Hee Kang	April 1958	Managing Director & Chief Human Resources Officer	468
Hoon Nam	August 1959	Managing Director (Synergy Management)	613

6.5.	Employees

The following table shows the breakdown of our employees as of June 30, 2011.

(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment (1)	Average Payment per Person (2)
Total	138	18.6 months	5,193	38

(1)	Represents the total amount paid (excluding bonuses and fringe benefits) for the six months ended June 30, 2011.
(2)	Represents (i) the total amount paid (excluding bonuses and fringe benefits) for the six months ended June 30, 2011 divided by (ii) the total number of employees as of June 30, 2011.

7.	Major Stockholders and Related Party Transactions

7.1.	Major Stockholders

The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2010:

(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Kookmin Bank(1)	43,322,704	11.21
Citibank, N.A.(2)	36,977,727	9.57
ING Bank N.V.	19,401,044	5.02

*	The number of shares of common stock presented for each stockholder in the table above is based on our shareholder registry as of December 31, 2010, unless otherwise indicated.
(1)	As of June 30, 2011, Kookmin Bank, a wholly owned subsidiary of KB Financial Group, held 34,966,962 shares, representing a 9.05% equity stake. Kookmin Bank sold all such shares on July 8, 2011.
(2)	Depositary under the Company’s ADR program.

7.2.	Changes in the Largest Shareholder

(As of December 31, 2010)	(Unit: Shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
ING Bank N.V.	January 27, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.
(1)	Based on 386,351,693 total issued shares of common stock for periods on or after September 2, 2009, and 356,351,693 total issued shares of common stock for periods on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of June 30, 2011)	(Unit: Shares)

Company Name	Number of shares	Type of shares
KB Financial Group	16,944	Common Stock
Kookmin Bank	3,205,935	Common Stock
KB Kookmin Card	147,405	Common Stock
KB Investment & Securities	37,520	Common Stock
KB Life Insurance	22,270	Common Stock
KB Asset Management	9,811	Common Stock
KB Real Estate Trust	16,828	Common Stock
KB Investment	3,713	Common Stock
KB Credit Information	16,804	Common Stock
KB Data Systems	27,184	Common Stock

Total	3,504,414	Common Stock

7.4.	Investments in Affiliated Companies

(As of June 30, 2011)	(Units: shares, millions of Won, %)

Name	Ending Balance			Total Assets as of the latest fiscal year(2)	Net Income (loss) for the latest fiscal year(2)	Notes
	Number of shares	Shareholding percentage	Book value(1)
Kookmin Bank(3)	404,379,116	100	14,821,721	254,861,755	11,200	(4)
KB Kookmin Card(3)	92,000,000	100	1,953,175	—	—	—
KB Investment & Securities(5)	21,450,439	100	407,212	2,629,279	25,526	(6)
KB Futures(5)	—	—	—	—	—	—
KB Life Insurance	28,152,000	51	138,484	3,869,630	25,871	(6)
KB Asset Management	7,667,550	100	96,312	153,352	21,278	(6)
KB Real Estate Trust	16,000,000	100	121,553	256,113	3,528	(4)
KB Investment	8,951,797	100	104,910	117,129	(801)	(4)
KB Credit Information	1,252,400	100	23,621	31,134	1,619	(4)
KB Data Systems	800,000	100	6,334	52,181	(2,735)	(4)

Total	580,653,302	—	17,673,322	—	—

(1)	Based on Korean IFRS.
(2)	Based on Korean GAAP.
(3)	KB Kookmin Card was newly established on March 2, 2011 to operate the credit card business previously operated by Kookmin Bank.
(4)	As of or for the year ended December 31, 2010.
(5)	KB Futures was merged into KB Investment & Securities on March 14, 2011.
(6)	As of March 31, 2011 or for the period from April 1, 2010 to March 31, 2011.

7.5.	Related Party Transactions

7.5.1.	Prepayments and Loans to Subsidiaries

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment & Securities	Subsidiary	Loans	100	100	CD 3M + 350 bps	June 15, 2014
KB Real Estate Trust	Subsidiary	Loans	50	50	CD 3M + 226 bps	June 29, 2013
KB Investment	Subsidiary	Loans	20	10	CD 3M + 221 bps	June 29, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 29, 2011	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO